Exhibit (a)(27)

TO BUSINESS AND TRAVEL EDITORS:

AirTran Holdings, Inc., Reports Full Year 2006 Profit

– Revenues Grow By Over 30 Percent on a 23.7 Percent Increase in Capacity –

– Annual Operating Revenues Top $1.8 Billion –

ORLANDO, Fla., Jan. 26 /PRNewswire-FirstCall/ — AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported net income of $15.5 million for the full year 2006 or $0.17 per diluted share. For the fourth quarter, AirTran reported a net loss of $3.3 million or $0.04 per diluted share.

For the full year and fourth quarter of 2005, AirTran reported net income of $8.1 million or $0.09 per diluted share and $0.4 million or breakeven per diluted share, respectively.

“The year 2006 was very challenging with our average fuel prices again rising over 20 percent for the third year in a row,” said AirTran Airways’ chairman and chief executive officer Joe Leonard. “I am very proud of the tremendous effort from all of our Crew Members here at AirTran Airways. Their hard work and dedication has resulted in our eighth consecutive profitable year despite these difficult conditions.”

During the fourth quarter, capacity grew by 20.2 percent and traffic rose by 16.1 percent, resulting in a load factor of 69.0 percent, a 2.5 point decline year over year. Revenues for the fourth quarter grew 12.7 percent. For the full year, capacity increased by 23.7 percent and passenger revenues grew by 30 percent, which resulted in a 5.2 percent increase in unit revenue.

Commenting on the fourth quarter, AirTran Airways’ president and chief operating officer, Bob Fornaro, said, “While we were profitable in November and December, these profits were insufficient to offset our losses in October.” Fornaro went on to say, “We are encouraged by lower capacity levels in our markets and by recent declines in fuel prices as we go into the first quarter of 2007.”

AirTran Airways reduced its unit operating costs by 5.6 percent in the fourth quarter primarily as a result of a 7.7 percent decline in fuel prices. In addition, non-fuel unit costs decreased by 4 percent to 5.94 cents.

Stan Gadek, AirTran Airways’ chief financial officer, said, “I am pleased that for the fifth consecutive year we have lowered our non-fuel unit costs, and that this quarter’s non-fuel unit costs came in below six cents per seat mile. Our ability to deliver a high quality product with an industry leading cost structure is one of our company’s great assets.”

Recent highlights of AirTran Airways’ accomplishments include:

•	Took delivery of twenty new Boeing 737-700 aircraft and two new 717-200 aircraft in 2006.

•	Secured financing on all 2007 aircraft deliveries.

•	Closed on new financing for aircraft pre-delivery deposits for 2008 aircraft deliveries.

•	Initiated new service to White Plains, N.Y., and Seattle, Wash. in 2006.

•	Launched over 20 new non-stop routes in 2006.

•	Announced the airline will begin service to Newburgh, N.Y., Daytona

•	Beach, Fla., Phoenix, Ariz., San Diego, Calif., and St. Louis, Mo. in 2007.

•	Announced over 15 new non-stop routes in 2007.

•	Created over 700 new jobs throughout our network in 2006.

AirTran Holdings, Inc., will conduct a conference call to discuss quarterly results today at 10:00 a.m. Eastern Standard Time. A live broadcast of the conference call will be available via the internet at http://www.airtran.com.

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with 8,000 friendly, professional Crew Members, operates nearly 700 daily flights to 54 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit http://www.airtran.com (America Online Keyword: AirTran).

Editor’s note: Statements regarding the Company’s operational and financial success, business model, expectation about future success, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company’s ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including but not limited to the Company’s annual report on Form 10-K/A for the year ended December 31, 2005. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

Media Contacts:	Tad Hutcheson

tad.hutcheson@airtran.com

678.254.7442

Judy Graham-Weaver

judy.graham-weaver@airtran.com

678.254.7448

Arne Haak (Financial)

407.318.5187

* Attached: Consolidated Statements of Operations *

AirTran Holdings, Inc.

Consolidated Statements of Operations

(In thousands, except per share data and statistical summary)

(Unaudited)

	Three Months Ended December 31,				Percent Change
	2006		2005
Operating Revenues:
Passenger	$440,209		$394,103		11.7
Cargo	918		1,817		(49.5)
Other	20,754		13,950		48.8

Total operating revenues	461,881		409,870		12.7
Operating Expenses:
Salaries, wages and benefits	102,713		88,293		16.3
Aircraft fuel	163,470		148,510		10.1
Aircraft rent	60,618		51,136		18.5
Distribution	16,139		16,770		(3.8)
Maintenance, materials and repairs	36,548		27,348		33.6
Landing fees and other rents	24,068		19,287		24.8
Aircraft insurance and security services	6,797		6,231		9.1
Marketing and advertising	9,263		10,166		(8.9)
Depreciation	10,436		6,214		67.9
Other operating	29,362		31,109		(5.6)

Total operating expenses	459,414		405,064		13.4

Operating Income	2,467		4,806		(48.7)
Other (Income) Expense:
Interest income	(5,292)		(3,818)		38.6
Interest expense	15,065		9,223		63.3
Capitalized interest	(3,145)		(2,684)		17.2

Other (income) expense, net	6,628		2,721		—

Income (Loss) Before Income Taxes	(4,161)		2,085		—
Income Tax Expense (Benefit)	(836)		1,716		—

Net Income (Loss)	$(3,325)		$369		—

Income (Loss) per Common Share
Basic	$(0.04)		$—		—
Diluted	$(0.04)		$—		—
Weighted-average Shares Outstanding
Basic	91,092		87,850		3.7
Diluted	91,092		91,208		(0.1)
EBITDA	$12,903		$11,020		17.1
Operating margin	0.5	percent	1.2	percent	(0.7	) pts.
Net margin	(0.7	) percent	0.1	percent	(0.8	) pts.
Fourth Quarter Statistical Summary:
Revenue passengers	5,017,232		4,388,198		14.3
Revenue passenger miles (000s)	3,438,110		2,961,689		16.1
Available seat miles (000s)	4,981,377		4,144,820		20.2
Block hours	121,470		103,423		17.4
Passenger load factor	69.0	percent	71.5	percent	(2.5	) pts.
Break-even load factor	69.7	percent	71.1	percent	(1.4	) pts.
Average fare	$87.74		$89.81		(2.3)
Average yield per RPM	12.80	cents	13.31	cents	(3.8)
Passenger revenue per ASM	8.84	cents	9.51	cents	(7.0)
Operating cost per ASM	9.22	cents	9.77	cents	(5.6)
Fuel price neutral cost per ASM	9.50	cents	9.77	cents	(2.8)
Non-fuel operating cost per ASM	5.94	cents	6.19	cents	(4.0)
Average cost of aircraft fuel per gallon	201.98	cents	218.76	cents	(7.7)
Gallons of fuel burned	80,932,598		67,886,250		19.2
Weighted-average number of aircraft	123		102		20.6

AirTran Holdings, Inc.

Consolidated Statements of Operations

(In thousands, except per share data and statistical summary)

(Unaudited)

	Twelve Months Ended December 31,
	2006	2005	Percent Change
Operating Revenues:
Passenger	$1,816,179	$1,397,295	30.0
Cargo	3,861	4,363	(11.5)
Other	73,315	48,886	50.0

Total operating revenues	1,893,355	1,450,544	30.5
Operating Expenses:
Salaries, wages and benefits	390,348	329,299	18.5
Aircraft fuel	675,336	462,672	46.0
Aircraft rent	230,699	192,394	19.9
Distribution	69,888	67,395	3.7
Maintenance, materials and repairs	149,448	101,964	46.6
Landing fees and other rents	100,761	80,774	24.7
Aircraft insurance and security services	25,678	23,100	11.2
Marketing and advertising	44,792	36,400	23.1
Depreciation	30,078	20,224	48.7
Other operating	134,194	112,832	18.9

Total operating expenses	1,851,222	1,427,054	29.7

Operating Income	42,133	23,490	79.4
Other (Income) Expense:
Interest income	(21,714)	(11,771)	84.5
Interest expense	50,861	30,787	65.2
Capitalized interest	(12,943)	(8,550)	51.4

Other (income) expense, net	16,204	10,466	54.8

Income Before Income Taxes	25,929	13,024	99.1
Income Tax Expense	10,415	4,948	—

Net Income	$15,514	$8,076	92.1

Income per Common Share
Basic	$0.17	$0.09	88.9
Diluted	$0.17	$0.09	88.9
Weighted-average Shares Outstanding
Basic	90,504	87,337	3.6
Diluted	92,436	90,185	2.5
EBITDA	$72,211	$43,714	65.2
Operating margin	2.2 percent	1.6 percent	0.6 pts.
Net margin	0.8 percent	0.6 percent	0.2 pts.
Twelve Month Statistical Summary:
Revenue passengers	20,051,219	16,638,214	20.5
Revenue passenger miles (000s)	13,836,378	11,301,534	22.4
Available seat miles (000s)	19,007,416	15,369,505	23.7
Block hours	463,854	383,193	21.0
Passenger load factor	72.8 percent	73.5 percent	(0.7	)pts.
Break-even load factor	71.7 percent	72.9 percent	(1.2	)pts.
Average fare	$90.58	$83.98	7.9
Average yield per RPM	13.13 cents	12.36 cents	6.2
Passenger revenue per ASM	9.56 cents	9.09 cents	5.2
Operating cost per ASM	9.74 cents	9.28 cents	5.0
Fuel price neutral cost per ASM	9.15 cents	9.28 cents	(1.4)
Non-fuel operating cost per ASM	6.19 cents	6.27 cents	(1.3)
Average cost of aircraft fuel per gallon	217.20 cents	180.98 cents	20.0
Gallons of fuel burned	310,925,717	255,642,845	21.6
Weighted-average number of aircraft	116	96	20.8

Pursuant to Regulation G of the Securities and Exchange Commission, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a basis consistent with U.S. Generally Accepted Accounting Principles (GAAP). We believe that disclosing net margin, break-even load factor, and net income (loss) excluding special items is helpful to our investors in evaluating our operational performance because we believe that the excluded special items are events that do not occur on a regular quarterly basis. Additionally our disclosure of earnings before interest, taxes, depreciation and amortization (EBITDA) and operating costs (CASM), non-fuel operating cost (Non-fuel CASM) and fuel price neutral cost per available seat mile (Fuel price neutral CASM) are consistent with financial measures reported by other airlines and are comparable to financial measures required in our submissions to the United States Department of Transportation.

AirTran Holdings, Inc.

Reconciliation of GAAP Financial Information to

Non-GAAP Financial Information

(In thousands)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2006	2005	2006	2005
The following table reconciles net income to EBITDA:
Reported net income (loss)	$(3,325)	$369	$15,514	$8,076
Exclude income tax expense (benefit)	(836)	1,716	10,415	4,948
Exclude interest expense, net	6,628	2,721	16,204	10,466
Exclude depreciation	10,436	6,214	30,078	20,224

EBITDA	$12,903	$11,020	$72,211	$43,714

The following table shows the calculation of operating cost per ASM and non-fuel operating cost per ASM: Reported total operating expenses	$459,414	$405,064	$1,851,222	$1,427,054
ASMs (000s)	4,981,377	4,144,820	19,007,416	15,369,505
Operating cost per ASM (cents)	9.22	9.77	9.74	9.28

Reported total operating expenses	$459,414	$405,064	$1,851,222	$1,427,054
Less: aircraft fuel	(163,470)	(148,510)	(675,336)	(462,672)

Non-fuel operating cost	$295,944	$256,554	$1,175,886	$964,382

ASMs (000s)	4,981,377	4,144,820	19,007,416	15,369,505
Non-fuel operating cost per ASM (cents)	5.94	6.19	6.19	6.27

The following table shows the calculation of fuel price neutral cost per ASM:
Reported total operating expenses	$459,414	$405,064	$1,851,222	$1,427,054
Gallons of fuel burned	80,932,598		310,925,717
Prior year average cost of fuel	2.19		1.81
Aircraft fuel based on prior year price	177,242		562,776
Aircraft fuel for current period	(163,470)		(675,336)

Adjusted operating cost	$473,186		$1,738,662

ASMs (000s)	4,981,377	4,144,820	19,007,416	15,369,505
Fuel-neutral cost per ASM (cents)	9.50	9.77	9.15	9.28

AirTran Holdings, Inc.

Reconciliation of GAAP Financial Information to

Non-GAAP Financial Information (Continued)

(In thousands)

(Unaudited)

	Twelve months ended December 31,
	2006	2005	2004	2003	2002	2001	2000	1999
Net Income (Loss)-Adjusted Reported net income (loss)	$15,514	$8,076	$10,103	$100,517	$10,745	$(2,757)	$47,436	$(99,394)
Miscellaneous credits, net of tax	—	—	(815)	—	—	—	—	—
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003, net of tax	—	—	—	(36,965)	—	—	—	—
Deferred debt discount/ issuance cost amortization	—	—	—	11,904	—	—	—	—
Reversal of tax valuation allowance	—	—	—	(15,860)	—	—	—	—
Payment under the Stabilization Act, 2002, net of tax	—	—	—	—	—	(640)	—	—
Impairment loss DC-9 fleet, 2001	—	—	—	—	—	10,783	—	—
Impairment loss and lease termination B737 fleet, 2001	—	—	—	—	—	35,287	—	—
Special charges due to federal ground stop order, net of tax	—	—	—	—	—	2,444	—	—
Payment under the Stabilization Act, 2001, net of tax	—	—	—	—	—	(28,372)	—	—
Debt discount on convertible debt	—	—	—	—	—	4,291	—	—
Impairment loss DC-9 fleet, 1999, net of tax	—	—	—	—	—	—	—	139,816
Litigation settlement gain, net of tax	—	—	—	—	—	—	—	(18,549)

Net income excluding special items	$15,514	$8,076	$9,288	$59,596	$10,105	$21,676	$47,436	$21,873

AirTran Holdings, Inc.

Reconciliation of GAAP Financial Information to

Non-GAAP Financial Information (Continued)

(In thousands)

(Unaudited)

The following table shows the calculation of operating cost per ASM and non-fuel operating cost per ASM:

	Twelve months ended December 31,
	2006	2005	2004
Reported total operating expenses	$1,851,222	$1,427,054	$1,011,921
ASMs (000s)	19,007,416	15,369,505	11,977,443
Operating cost per ASM (cents)	9.74	9.28	8.45

Reported total operating expenses	$1,851,222	$1,427,054	$1,011,921
Less: aircraft fuel	(675,336)	(462,672)	(251,323)

Non-fuel operating cost	$1,175,886	$964,382	$760,598

ASMs (000s)	19,007,416	15,369,505	11,977,443
Non-fuel operating cost per ASM (cents)	6.19	6.27	6.35

The following table shows the calculation of operating cost per ASM and non-fuel operating cost per ASM:

	Twelve months ended December 31,
	2003	2002	2001
Reported total operating expenses	$831,722	$702,807	$658,406
ASMs (000s)	10,046,385	8,255,809	6,537,756
Operating cost per ASM (cents)	8.28	8.51	10.07

Reported total operating expenses	$831,722	$702,807	$658,406
Less: aircraft fuel	(178,737)	(154,467)	(139,355)

Non-fuel operating cost	$652,985	$548,340	$519,051

ASMs (000s)	10,046,385	8,255,809	6,537,756
Non-fuel operating cost per ASM (cents)	6.50	6.64	7.94